News Release

Stantec announces second quarter results

EDMONTON AB (August 2, 2007) TSX:STN; NYSE:SXC

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Gross revenue increased 17.2% to C$244.7 million compared to C$208.8 million in the second quarter of 2006. Net revenue increased 18.4% to C$215.7 million from C$182.2 million, while net income was up 4.8% to C$17.5 million compared to C$16.7 million. Diluted earnings per share were C$0.38 in the second quarter of 2007 compared to C$0.36 the same period last year, representing an increase of 5.6%.

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Year-to-date 2007 gross revenue increased 17.0% to C$461.0 million compared to C$394.1 million in the same period of 2006, while net revenue increased 18.2% to C$408.0 million from C$345.3 million. Net income increased 17.1% to C$32.9 million from C$28.1 million. Diluted earnings per share were up 16.4% to $0.71 from $0.61.

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During the second quarter the Company completed the acquisition of New York City based Vollmer Associates, adding about 600 employees in offices throughout the northeastern United States. Stantec also added approximately 20 employees with Land Use Consultants, Inc., a planning and landscape architecture firm in Portland, Maine, and Geller DeVellis Inc. of Boston which added about 50 employees specializing in landscape architecture, planning, and civil engineering.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) on August 2, 2007 and are available to download from the investor relations section on www.stantec.com. You may also contact Stantec for a copy of the documents.

"In the second quarter we focused on the orientation and integration of the approximately 670 staff who joined Stantec since the beginning of April through the acquisitions of Vollmer, Land Use Consultants, and Geller DeVellis," says Tony Franceschini, Stantec President & CEO. “Although this contributed to an overall increase in administrative and marketing expenses during the quarter, we’re very pleased with how quickly these firms’ systems have been converted into ours and with how the new employees have taken up our ‘One Team. Infinite Solutions.’ philosophy.”

A number of new projects awarded this quarter demonstrate Stantec’s growing presence in the eastern United States. In New York, Stantec has been awarded a two-year contract to complete the preliminary design of the reconstruction of Interstate 90 between Interchanges 24 and 25 for the New York State Thruway Authority (NYSTA). In addition, the NYSTA Albany Division selected Stantec to provide design services for highway and interchange reconstruction, bridge rehabilitation or replacement, and transportation facilities projects under a three-year term agreement. In Cherry Hill, New Jersey, Stantec is providing fully integrated services—architecture; mechanical, electrical, plumbing, structural, and civil engineering; site planning; surveying; landscape architecture; and construction administration/project management services—for major renovations and additions to four separate fire stations for the Cherry Hill Fire Department. The Company also began work on the reconstruction of Fort Washington Park for the New York City Department of Parks & Recreation. This project—involving 160 acres (64.7 hectares) of land fronting the Hudson River—is part of New York City mayor Bloomberg’s PlaNYC initiative, which will give New Yorkers new and reconstructed open space and outstanding recreational opportunities. Stantec’s responsibilities include completion of the master plan, public outreach, and participation in the schematic, preliminary, and final designs (including site survey, engineering, and landscape designs).

Other significant project awards include a five-year, master service agreement to act as the prime consultant for multiple projects for Suncor Energy in Alberta. Currently, Stantec is providing the interior design for a complete renovation of the Suncor’s corporate headquarters in Calgary. Work has also begun on several projects at the Fort McMurray/Oil Sands Plant Site, including the architecture and interior design of office space, warehouses, shops, and residences, along with the provision of environmental infrastructure services for water and wastewater treatment.

"Many of the projects we have secured this quarter show the growing depth and diversity of services Stantec can provide," says Franceschini. "We are seeing the true potential of operating as one team as our network grows and strengthens across North America."

The second quarter Conference Call, to be held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived on Stantec's web site at stantec.com in the Investor Relations section.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 6,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC.

Stantec is One Team providing Infinite Solutions

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Heena Chavda Media Relations Stantec Tel: 780-969-2174	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288
One Team. Infinite Solutions.

Consolidated Balance Sheets

(Unaudited)
	June 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$
ASSETS
Current
Cash and cash equivalents	22,098	28,363
Restricted cash	-	1,545
Accounts receivable, net of allowance for doubtful accounts of
$11,376 in 2007 ($7,379 – 2006)	182,463	168,474
Costs and estimated earnings in excess of billings	63,150	39,924
Income taxes recoverable	1,660	-
Prepaid expenses	5,825	6,591
Future income tax assets	9,949	9,711
Other assets	10,560	8,228

Total current assets	295,705	262,836
Property and equipment	70,882	65,009
Goodwill	257,578	251,491
Intangible assets	22,910	22,819
Future income tax assets	10,930	9,984
Other assets	21,125	18,338

Total assets	679,130	630,477

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	107,706	107,132
Billings in excess of costs and estimated earnings	33,908	28,721
Income taxes payable	-	3,432
Current portion of long-term debt	4,950	4,181
Future income tax liabilities	13,373	12,236

Total current liabilities	159,937	155,702
Long-term debt	44,946	12,046
Future income tax liabilities	15,727	18,273
Other liabilities	38,587	33,561

Total liabilities	259,197	219,582

Shareholders' equity
Share capital	214,809	212,781
Contributed surplus	5,295	5,458
Deferred stock compensation	(145)	(250)
Retained earnings	250,605	217,750
Accumulated other comprehensive income	(50,631)	(24,844)

Total shareholders' equity	419,933	410,895

Total liabilities and shareholders' equity	679,130	630,477

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2007	2006	2007	2006
(In thousands of Canadian dollars, except shares outstanding and
per share amounts)	$	$	$	$

INCOME
Gross revenue	244,649	208,841	460,960	394,111
Less subconsultant and other direct expenses	28,997	26,686	52,961	48,818

Net revenue	215,652	182,155	407,999	345,293
Direct payroll costs	94,665	78,826	177,672	151,035

Gross margin	120,987	103,329	230,327	194,258
Administrative and marketing expenses	90,693	72,447	172,368	140,824
Depreciation of property and equipment	4,240	3,633	8,328	7,104
Amortization of intangible assets	819	1,706	1,758	3,234
Net interest expense	431	655	324	1,382
Share of income from associated companies	(25)	(126)	(94)	(164)
Foreign exchange gains	(918)	(71)	(1,096)	(119)
Other income	(314)	(1,032)	(592)	(1,161)

Income before income taxes	26,061	26,117	49,331	43,158

Income taxes
Current	8,181	8,123	15,648	15,621
Future	453	1,274	828	(600)

Total income taxes	8,634	9,397	16,476	15,021

Net income for the period	17,427	16,720	32,855	28,137
Weighted average number of shares outstanding –
basic	45,546,046	45,081,646	45,520,017	45,020,210
Weighted average number of shares outstanding –
diluted	46,268,733	46,005,960	46,185,706	45,937,272
Shares outstanding, end of the period	45,574,038	45,120,666	45,574,038	45,120,666

Earnings per share
Basic	0.38	0.37	0.72	0.63

Diluted	0.38	0.36	0.71	0.61

STANTEC INC. (UNAUDITED)